Resin Systems Enters New Market Area with RStandard™ Modules

Calgary, Alberta, September 5, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, is pleased to announce that it has entered the telecommunication tower market with its RStandard™ modules.

Sales and Marketing Update

This is a new application and market segment for RStandard modules. The telecommunication tower industry is a large, growing multi-million dollar sector with a global reach. RS’s modules are well-suited for this market because telecommunication towers are large, often in excess of 27 meters (90 feet) high, and frequently installed at sites with difficult access. RStandard modules are significantly lighter and easier to handle than conventional steel telecommunication towers allowing for ease of installation and the use of smaller and more cost-effective transportation and hoisting equipment. In addition, the modules are essentially maintenance-free and have a significantly longer life than traditional steel structures.

RS has started initial deliveries of modules to a major telecommunications end-user in Atlantic Canada.

“We are excited about this new market opportunity,” said Paul Giannelia, president and chief executive officer of RS. “The value added benefits of RStandard modules are compelling and the telecommunications industry is innovative and growing on a global scale. These combined factors provide another great new business opportunity for RS.”

Manufacturing Transition Update

Further to the previous announcement on August 1st, 2008 regarding the transition of RStandard module manufacturing from Global Composite Manufacturing (“GCM”) to RS, manufacturing is continuing and shipments are increasing from the Tilbury plant. The production capacity at the plant is growing at a controlled rate and current scheduled deliveries are being made.

The transition of manufacturing to RS’s control is relatively complete with the recent court and legal determination that RS’s contract manufacturer, GCM, was declared bankrupt on September 3, 2008.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com